Exhibit 4.2

EXECUTION VERSION

THIRD SUPPLEMENTAL INDENTURE

This Supplemental Indenture, dated as of October 1, 2013 (this “Supplemental Indenture” or “Guarantee”), among Actavis plc (the “New Guarantor”), Warner Chilcott Company, LLC (the “Company”) and Warner Chilcott Finance LLC (together with the Company and their respective successors and assigns, the “Issuers”) and Wells Fargo Bank, National Association, as Trustee under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, the Issuers, the Notes Guarantors and the Trustee have heretofore executed and delivered an Indenture, dated as of August 20, 2010 (as amended, supplemented, waived or otherwise modified, the “Indenture”), providing for the issuance of 7 3/4% Senior Notes due 2018 of the Issuers (the “Notes”);

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee, the New Guarantor and the Issuers are authorized to execute and deliver this Supplemental Indenture, without the consent of any Holder, to amend or supplement the Indenture to add a Guarantee of the Notes;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor, the Issuers and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

SECTION 1.1 Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “Holders” in this Guarantee shall refer to the term “Holders” as defined in the Indenture and the Trustee acting on behalf or for the benefit of such Holders. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

SECTION 2.1 Agreement to be Bound. The New Guarantor hereby becomes a party to the Indenture as a Notes Guarantor and as such shall have all of the rights and be subject to all of the obligations and agreements of a Notes Guarantor under the Indenture. The New Guarantor agrees to be bound by all of the provisions of the Indenture applicable to a Notes Guarantor and to perform all of the obligations and agreements of a Notes Guarantor under the Indenture.

SECTION 2.2 Guarantee. The New Guarantor agrees, on a joint and several basis with all the existing Notes Guarantors, to fully, unconditionally and irrevocably Guarantee to each Holder of the Notes and the Trustee the Obligations on a senior unsecured basis as provided in Article Eleven of the Indenture.

ARTICLE III

SECTION 3.1 Notices. All notices and other communications to the New Guarantor shall be given as provided in the Indenture to the New Guarantor, at its address set forth below, with a copy to the Issuers as provided in the Indenture for notices to the Issuers.

SECTION 3.2 Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.3 Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.4 Severability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 3.5 Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

SECTION 3.6 Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, each of which shall constitute an original, but all of which when taken together shall constitute one and the same agreement.

SECTION 3.7 Headings. The headings of the Articles and the sections in this Guarantee are for convenience of reference only, are not part of this Supplemental Indenture and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

ACTAVIS PLC, as a Guarantor

By:	/s/ Paul M. Bisaro
	Name:	Paul M. Bisaro
	Title:	Director and President and CEO

WELLS FARGO BANK,
NATIONAL ASSOCIATION, as Trustee

By:	/s/ Martin Reed
	Name:	Martin Reed
	Title:	Vice President

WARNER CHILCOTT COMPANY, LLC,
as Issuer

By:	/s/ David A. Buchen
	Name:	David A. Buchen
	Title:	Chief Legal Officer – Global and Secretary

WARNER CHILCOTT FINANCE LLC, as Issuer

By:	/s/ David A. Buchen
	Name:	David A. Buchen
	Title:	Chief Legal Officer – Global and Secretary